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Principal
  Financial                                               Principal Life
  Group                                                   Insurance Company

                                                          Princor Finanical
                                                          Services Corporation

February 28, 2003



VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE: Principal Life Insurance Company Variable Life Separate Account Post-Effective Amendment No.1 to Form N-6 filed on February 26, 2003 File No. 333-89446
         Accession No. 0001127048-03-000078


Ladies and Gentlemen:

On February 26 a Request for Amendment Withdrawal was filed with regard to the above-named registrant. In consulting with the EDGAR Filer Support area at the SEC, we have learned that this filing was unnecessary and could be superceded by a subsequent N-6/A filing. We are hereby requesting withdrawal of our Request for Amendment Withdrawal (accession no. 0001127048-03-000082).

Thank you for your assistance in this matter.

Sincerely

/s/ Jean B. Schustek

Jean B. Schustek
Assistant Vice President-Registered Products
Phone (515) 235-6086
Fax (515) 248-4745


The Principal Home Office: Des Moines, Iowa USA 50392-0200 (800) 451-5447 Securities offered through Princor Financial Services Corporation, member NASD and SIPC, Des Moines, IA 50392-0200 FAX (515) 248-4745
Principal Life and Princor are companies of the Principal Financial Group